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                                                       -------------------------
                          UNITED STATES                       OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION      -------------------------
                     WASHINGTON, D.C. 20549            OMB Number: 3235-0145
                                                       Expires: October 31, 2002
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                          SCHEDULE 13G
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO. 4)(1)


                           Cantab Pharmaceuticals plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     American Depositary Shares representing
                 Ordinary Shares, par value (pound).02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    138084108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


      [ ]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

--------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------------                          -----------------------
CUSIP NO.  138084-10-8              SCHEDULE 13G             PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Biotechnology Venture Fund, S.A. (i.l.)
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Luxembourg
--------------------------------------------------------------------------------
                           5.    SOLE VOTING POWER
       NUMBER OF
         SHARES                  1,380,000
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           6.    SHARED VOTING POWER
          EACH
       REPORTING                 -0-
         PERSON            -----------------------------------------------------
          WITH             7.    SOLE DISPOSITIVE POWER

                                 1,380,000
                           -----------------------------------------------------
                           8.    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,380,000 Ordinary Shares  (see Item 4(a) of attached Schedule)
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        3.13%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON *

        CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 7 pages

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-------------------------------                          -----------------------
CUSIP NO.  138084-10-8           SCHEDULE 13G               PAGE 3 OF 4 PAGES
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Tetraven Fund S.A. (i.l.)
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Luxembourg
--------------------------------------------------------------------------------
                           5.    SOLE VOTING POWER
       NUMBER OF
         SHARES                  -0-
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           6.    SHARED VOTING POWER
          EACH
       REPORTING                 -0-
         PERSON            -----------------------------------------------------
          WITH             7.    SOLE DISPOSITIVE POWER

                                 -0-
                           -----------------------------------------------------
                           8.    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,380,000 Ordinary Shares  (see Item 4(a) of attached Schedule)
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        3.13%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON *

        CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 7 pages

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-------------------------------                          -----------------------
CUSIP NO.  138084-10-8           SCHEDULE 13G               PAGE 4 OF 7 PAGES
--------------------------------------------------------------------------------

ITEM 1.
                 (a)     NAME OF ISSUER

                         Cantab Pharmaceuticals plc.

                 (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                         310 Cambridge Science Park, Cambridge CB4 0WG England, United Kingdom.

ITEM 4.          OWNERSHIP.

                 (a) Amount Beneficially Owned: Each of Biotechnology and Tetraven may be deemed to beneficially own 1,380,000 Ordinary Shares as of December 31, 2000.

                          Biotechnology was the record owner of 1,380,000
                 Ordinary Shares as of December 31, 2000. Tetraven was the record owner of 0 Ordinary Shares as of December 31, 2000. (The shares held of record by Biotechnology and Tetraven are referred to collectively herein as the "Record Shares.") By virtue of their relationship as affiliated corporations with the same individuals as liquidators, each of Biotechnology and Tetraven may be deemed to beneficially own all of the Record Shares. Hence, each of Biotechnology and Tetraven may be deemed to beneficially own 1,380,000 Ordinary Shares as of December 31, 2000.

                 (b)      Percent of Class: Biotechnology: 3.13%; Tetraven:
                          3.13%.

                 (c)      Number of shares as to which such person has:

                          (i)  sole power to vote or to direct the vote:
                                   Biotechnology: 1,380,000 Ordinary Shares;
                                   Tetraven: 0 Ordinary Shares.

                          (ii)  shared power to vote or to direct the vote:
                                   Biotechnology: 0 Ordinary Shares;
                                   Tetraven: 0 Ordinary Shares.

                          (iii)  sole power to dispose or to direct the
                                   disposition of:
                                   Biotechnology: 1,380,000 Ordinary Shares;
                                   Tetraven: 0 Ordinary Shares.

                          (iv)  shared power to dispose or to direct the
                                   disposition of:
                                   Biotechnology: 0 Ordinary Shares;
                                   Tetraven: 0 Ordinary Shares.

                 Each of Biotechnology and Tetraven expressly disclaims beneficial ownership of any Ordinary Shares of Cantab Pharmaceuticals plc, except, in the case of Biotechnology, for the 1,380,000 Ordinary Shares that it holds of record.


                               Page 4 of 7 pages
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-------------------------------                          -----------------------
CUSIP NO.  138084-10-8           SCHEDULE 13G               PAGE 5 OF 7 PAGES
--------------------------------------------------------------------------------

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.


                 Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Ordinary Shares of Cantab Pharmaceuticals plc.

     ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G AMENDMENT 3, DATED FEBRUARY 10, 2000 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE ORDINARY SHARES OF CANTAB PHARMACEUTICALS PLC REMAIN UNCHANGED.


                               Page 5 of 7 pages
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-------------------------------                          -----------------------
CUSIP NO.  138084-10-8           SCHEDULE 13G               PAGE 6 OF 7 PAGES
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2001


BIOTECHNOLOGY VENTURE FUND, S.A. (i.l.)

By:  /s/M. Rose DOCK
     ---------------------------------
        Name:  M. Rose DOCK

Title:  Liquidator
        ------------------------------

By:  /s/Fernand HEIM
     ---------------------------------
        Name:  Fernand HEIM

Title:  Mandatory
      --------------------------------



TETRAVEN FUND S.A. (i.l.)

By:  /s/ M. Rose DOCK
     ---------------------------------
     Name: M. Rose DOCK

Title:  Liquidator
      --------------------------------

By:  /s/Fernand HEIM
   -----------------------------------
     Name: Fernand HEIM

Title:  Mandatory
      --------------------------------

                               Page 6 of 7 pages
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                                                                       Exhibit 1

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Cantab Pharmaceuticals plc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED this 13th day of February, 2001.


BIOTECHNOLOGY VENTURE FUND, S.A. (i.l.)

By:  /s/M. Rose DOCK
     ----------------------------------
     Name: M. Rose DOCK

Title:  Liquidator
      ---------------------------------

By:  /s/Fernand HEIM
   ------------------------------------
     Name: Fernand HEIM

Title:  Mandatory
      ---------------------------------



TETRAVEN FUND S.A. (i.l.)

By:  /s/M. Rose DOCK
     ----------------------------------
     Name: M. Rose DOCK

Title:  Liquidator
      ---------------------------------

By:  /s/Fernand HEIM
   ------------------------------------
     Name: Fernand HEIM

Title:  Mandatory
      ---------------------------------


                               Page 7 of 7 pages